Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007	2006

Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing
Operations (b)	$421,269,857	$381,711,851	$547,756,665	$453,435,772	$526,823,271
Fixed Charges	442,730,583	423,724,907	422,708,986	436,701,099	419,858,840
Amortization of capitalized interest (c)	-	-	-	-	-
Distributed income of equity investees	36,741,190	2,924,805	7,941,413	44,134,385	21,974,949
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	-	-	-	-	-
Deduct:
Interest capitalized (c)	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries (d)	-	-	-	-	1,670,297
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11,762)	(46,769)	(5,307)	(2,708)	(5,443)

	$900,753,392	$808,408,332	$978,412,370	$934,273,964	$966,992,206

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$390,690,947	$386,737,382	$358,736,132	$353,404,387	$346,666,685
Other interest	22,851,904	5,268,937	37,561,475	58,214,067	45,638,785
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	10,287,487	13,020,255	7,682,146	7,284,066	7,654,771
Interest portion of rent expense	18,912,006	18,745,102	18,734,540	17,801,287	18,233,745
Minority Interest	(11,762)	(46,769)	(5,307)	(2,708)	(5,443)

	$442,730,583	$423,724,907	$422,708,986	$436,701,099	$418,188,543

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$-	$-	$-	$-	$1,076,298
Preferred dividend requirements factor	0.68	0.58	0.67	0.65	0.64

Preference security dividend requirements of consolidated subsidiaries (d)	-	-	-	-	1,670,297

Fixed charges	442,730,583	423,724,907	422,708,986	436,701,099	418,188,543

	$442,730,583	$423,724,907	$422,708,986	$436,701,099	$419,858,840

Ratio of earnings to fixed charges	2.03	1.91	2.31	2.14	2.30

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.